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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           General Automation, Inc.
 -------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  369032-10-7
                                  -----------
                                (CUSIP Number)

                             Sequoia Systems, Inc.
                             Attn: Jeremy F. Swett
                             5959 Corporate Drive
                             Houston, Texas 77036
                                (713) 541-8200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 11, 1996
                               ----------------
                 (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

                                 SCHEDULE 13D


-----------------------                                  ---------------------
 CUSIP NO. 369032-10-7                                    PAGE 2 OF 5 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Sequoia Systems, Inc.                      04-2738973
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          750,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          750,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      9.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 5 pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of General Automation, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 17731 Mitchell North, Irvine, California 92614.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Sequoia Systems, Inc. ("Sequoia"), a corporation organized under the laws of Delaware, which designs, manufactures and markets computer systems. The executive officers and directors of Sequoia, together with the principal occupations of each, are listed on Appendix A hereto. The business address of Sequoia is 5959 Corporate Drive, Houston, Texas 77036.

     During the last five years, none of the individuals listed on Appendix A have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors). During the last five years, none of the individuals listed on Appendix A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 3, 1996, Sequoia entered into an Asset Purchase Agreement (the "Agreement") with the Company pursuant to which Sequoia agreed to sell and the Company agreed to purchase certain assets (the "Assets") comprising Sequoia's "Sequoia Enterprise Systems" business. The closing of the sale of the Assets occurred on October 11, 1996 (the "Closing Date"). In consideration of the sale of the Assets, the Company agreed to (i) pay to Sequoia $10,700,000 (the "Purchase Price"), (ii) assume the liabilities associated with the Assets and
(iii) issue to Sequoia a Warrant (the "Warrant") to purchase 250,000 shares of Common Stock (the "Warrant Shares"). The Warrant becomes exercisable upon the first anniversary of the Closing Date, and has an exercise price of $2.50 per share. The Warrant expires upon the fourth anniversary of the Closing Date. Each of the Agreement and the Warrant is filed as an exhibit hereto and is incorporated herein by reference.

     Pursuant to the Agreement, a portion of the Purchase Price will be satisfied through the Company's issuance to Sequoia of 750,000 shares of Common Stock (the "Shares") on the Closing Date. Actual issuance of the Shares with occur upon the approval of the listing of the Shares on the American Stock Exchange, which is expected shortly. The balance of the Purchase Price will be satisfied by certain deferred payments, the amounts of which will be determined based on the future performance of the Assets and upon future valuations of the Common Stock delivered in connection with the Closing as set forth in the Agreement. Any such deferred payments may be made, at the option of the Company, either in cash through the issuance of in additional shares of Common Stock valued in accordance with the Agreement. In addition, on the Closing Date the Company issued the Warrant to Sequoia.

ITEM 4.  PURPOSE OF TRANSACTION

     The response to Item 3 is incorporated herein by reference. Sequoia does not have any plans, nor has it made any proposals, which relate to or would result in any of the events enumerated in paragraphs (a)

                                                            Page 4 of 5 pages

through (j) of Item 4 to Schedule 13D. However, Sequoia reserves the right to acquire additional shares, to dispose of shares or to formulate other purposes, plans or proposals to the extent it deems advisable in light of its investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The response to Item 3 is incorporated herein by reference. Sequoia directly beneficially owns an aggregate of 750,000 shares of Common Stock, constituting approximately 9.2% of the outstanding shares of Common Stock. Sequoia has sole power to dispose of and vote such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses to Items 2, 3 and 4, as well as the Agreement, are incorporated herein by reference.

     In addition, the Company and Sequoia have entered into a Registration Rights Agreement, dated October 11, 1996 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required to file certain registration statements with the Securities and Exchange Commission (the "SEC"), registering the Shares and Warrant Shares (collectively the "Registrable Shares") held by Sequoia and certain eligible assignees (each a "Holder") under the Securities Act of 1933, as amended (the "Securities Act"). Holders are also entitled to include the Registrable Shares in certain registrations initiated by the Company. The Company is obligated to pay the expenses of any such registration, with certain exceptions. The Registration Rights Agreement terminates with respect to any particular Registrable Shares upon the earliest to occur of (i) the date in which none of the Holders holds any Registrable Securities, (ii) the date which is four years after a registration statement with respect to such shares is declared effective by the SEC, (iii) with respect to Warrant Shares, the date which is two years after such Registration Statement is declared effective, (iv) the time at which the Company delivers an opinion of counsel to the effect that such Registrable Shares may be sold without registration under the Securities Act, and (v) certain other events. The Registration Rights Agreement terminates with respect to any Holder at such time as such Holder ceases to hold any Registrable Shares and the Company has no obligation to issue any further Registrable Shares to such Holder pursuant to the Purchase Agreement or the Warrants. The Registration Rights Agreement includes certain limitations on the rights of Holders thereunder and contains other customary provisions. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

ITEM 7.  MATERIAL FILED AS EXHIBITS

     The following are filed as exhibits to this Schedule 13D:

     A. Asset Purchase Agreement, dated October 3, 1996, by and between Sequoia Systems, Inc. and General Automation, Inc.

     B. Registration Rights Agreement, dated October 11, 1996, by and between Sequoia Systems, Inc. and General Automation, Inc.

     C. Stock Purchase Warrant, dated October 11, 1996, by and between Sequoia Systems, Inc. and General Automation, Inc.

                                                              Page 5 of 5 pages


                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: October 21, 1996


                                     /s/ Jeremy F. Swett
                                     -------------------
                                     Name:  Jeremy F. Swett
                                     Title: Vice President, General Counsel
                                            and Secretary



                                  APPENDIX A

                       Directors and Executive Officers
                           of Sequoia Systems, Inc.


                                   DIRECTORS
Name                                 Principal Occupation and Address/(1)/
----                                 -------------------------------------

Francis J. Hughes, Jr.           Chairman of the Board of Directors of Sequoia
                                 President of American Research & Development
                                 Corporation
                                 45 Milk Street, 4th Floor
                                 Boston, MA 02109

Dean C. Campbell                 General Partner, Campbell Venture
                                 Management L.P.
                                 375 Forest Street
                                 Palo Alto, CA 94301

A. Theodore Engkvist             President, ENJO Consulting
                                 2012 Prince Drive
                                 Naples, FL 34110

Dennis McMalloy                  President, Malloy's Cash Register Co.
                                 2101 Polk
                                 Houston, TX 77003

Frank B. Ryan                    Professor, Rice University
                                 20 Sunset Boulevard
                                 Houston, TX 77005

John F. Smith                    President, PerSeptive BioSystems
                                 500 Old Connecticut Path
                                 Framingham, MA 01701

J. Michael Stewart               See below.


                                 EXECUTIVE OFFICERS

                   Name          Principal Occupation and Address/(1)/
                   -----         -------------------------------------

Michael Stewart                  President and Chief Executive Officer
                                 of Sequoia

John C. Leonardo                 Executive Vice President of Sequoia;
                                 Chief Operating Officer, Texas Microsystems

William C. Gould                 Executive Vice President of Sequoia

Jack J. Stiffler                 Executive Vice President of Sequoia, General
                                 Manager, Technology Business Unit

Jeremy F. Swett                  Vice President, General Counsel and
                                 Secretary of Sequoia

James E. McDermott               Vice President, Operations,
                                 Texas Microsystems, Inc.

Ron Groen                        Vice President of PC Product Sales, Worldwide,
                                 Texas Microsystems, Inc.

(1) Unless otherwise indicated, the address of the principal occupation of each listed individual is Sequoia Systems, Inc., 5959 Corporate Drive, Houston, Texas 77036.